UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                               ANGEION CORPORATION
    ------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
    ------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    03462H404
    ------------------------------------------------------------------------
                                 (CUSIP Number)


                         BENTLEY J. ANDERSON, SECRETARY.
                        DEEPHAVEN CAPITAL MANAGEMENT LLC
                          130 CHESHIRE LANE, SUITE 102
                              MINNETONKA, MN 55305
                                 (952) 249-5700
    ------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 5, 2005
    ------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

CUSIP N0. 03462H404
================================================================================
1.    Names of reporting persons:
      I.R.S. Identification Nos. of above persons (entities only):

      DEEPHAVEN CAPITAL MANAGEMENT LLC
      41-1908497
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2.    Check the appropriate box if a member of a group:                  (a) |_|
                                                                         (b) |_|
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3.    SEC use only:

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4.    Source of funds:

      WC
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5.    Check if disclosure of legal proceedings is required pursuant to
      Items 2(d) or 2(e):                                                    |_|
--------------------------------------------------------------------------------
6.    Citizenship or place of organization:

      DELAWARE
--------------------------------------------------------------------------------
 Number of      7.    Sole voting power:
  shares
beneficially          851,608(1)
  owned by      ----------------------------------------------------------------
    each        8.    Shared voting power:
 reporting
person with:          -0-
                ----------------------------------------------------------------
                9.    Sole dispositive power:

                      851,608(1)
                ----------------------------------------------------------------
                10.   Shared dispositive power:

                      -0-
--------------------------------------------------------------------------------
11.   Aggregate amount beneficially owned by each reporting person:

      851,608(1)
--------------------------------------------------------------------------------
12.   Check if the aggregate amount in Row (11) excludes certain shares:
                                                                             |_|
--------------------------------------------------------------------------------
13.   Percent of class represented by amount in Row (11):

      23.3%
--------------------------------------------------------------------------------
14.   Type of reporting person:

      OO
================================================================================

----------
(1) Includes stock option to acquire 39,000 shares of common stock that are exercisable within 60 days.


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

Item 1. Security and Issuer:

This Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, CUSIP 03462H404, of Angeion Corporation, a Minnesota corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 350 Oak Grove Parkway, St. Paul, MN 55127.

Item 2. Identity and Background:

(a) This statement is filed on behalf of Deephaven Capital Management LLC, a Delaware limited liability company.

(b) The principal business address of Deephaven Capital Management LLC is 130 Cheshire Lane, Suite 102, Minnetonka, MN 55305.

(c) The principal business of Deephaven Capital Management LLC is an unregistered investment advisor.

(d) During the last 5 years, Deephaven Capital Management LLC has not been convicted in a criminal proceeding.

(e) During the last 5 years, Deephaven Capital Management LLC, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f)   Deephaven Capital Management LLC is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration:

Deephaven Capital Management LLC purchased 17,560 shares of common stock on October 5, 2005 on the open market with its own working capital, bringing the total of shares of common stock owned to 851,608.

Item 4. Purpose of Transaction:

(b) On October 29, 2004 and September 15, 2005 Deephaven Capital Management LLC received option grants to purchase 14,000 shares and 25,000 shares of Common Stock, respectively. On October 5, 2005, Deephaven Capital Management LLC purchased an additional 17,560 shares for investment purposes.


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

Item 5. Interest in Securities of the Issuer:

      (a) - (b) The aggregate percentage of Shares of Common Stock reported owned by Deephaven Capital Management LLC herein is based upon 3,609,325 Shares outstanding, which is the total number of Shares of Issuer's Common Stock outstanding as of September 9, 2005 as reported in the Issuer's Form 10-QSB filed on September 14, 2005.

      As of the close of business on October 5, 2005, Deephaven Capital Management LLC beneficially owned 851,608 Shares of Common Stock, constituting 23.3% of the Shares outstanding. Deephaven Capital Management LLC has sole voting and dispositive power with respect to the 851,608 Shares.

      (c) In the past 60 days, Deephaven Capital Management LLC effected the following transactions:

      9/15/05 received stock option to purchase 25,000 shares of common stock 10/5/05 purchased 17,560 shares common stock

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      N/A

Item 7. Material to be Filed as Exhibits.

      N/A

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 10, 2005

                                DEEPHAVEN CAPITAL MANAGEMENT LLC


                                /s/ Bentley J. Anderson
                                --------------------------------------------
                                By:  Bentley J. Anderson
                                Its: Secretary


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